Exhibit 21
JPMorgan Chase & Co.

List of subsidiaries
While there are a number of subsidiaries that are required to be reported for various purposes to bank regulators, the following is a list of JPMorgan Chase & Co.’s significant legal entity subsidiaries as of December 31, 2024, as defined by SEC rules. The list includes the parent company of significant subsidiaries even if the parent company did not meet the definition of a significant subsidiary. Excluded from the list are subsidiaries that, if considered in the aggregate, would not constitute a significant subsidiary under SEC rules as of December 31, 2024.
Also included in the list are certain subsidiaries that have been designated as material legal entities for resolution planning purposes under the Dodd-Frank Act that did not meet the definition of a significant subsidiary under SEC rules.

December 31, 2024 Name	Organized Under The Laws Of
JPMorgan Chase Bank, National Association	United States
Paymentech, LLC	United States
J.P. Morgan International Finance Limited	United States
JPMorgan Securities Japan Co., Ltd.	Japan
J.P. Morgan Capital Holdings Limited	United Kingdom
J.P. Morgan Securities plc	United Kingdom
J.P. Morgan SE	Germany
JPMorgan Chase Holdings LLC	United States
J.P. Morgan Services India Private Limited	India
JPMorgan Asset Management Holdings Inc.	United States
JPMorgan Distribution Services, Inc.	United States
JPMorgan Asset Management International Limited	United Kingdom
JPMorgan Asset Management (UK) Limited	United Kingdom
JPMorgan Asset Management Holdings (Luxembourg) S.à r.l.	Luxembourg
JPMorgan Asset Management (Europe) S.à r.l.	Luxembourg
J.P. Morgan Investment Management Inc.	United States
J.P. Morgan Broker-Dealer Holdings Inc.	United States
J.P. Morgan Securities LLC	United States